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                              January 5, 2024

       James Fitzgerald
       Chief Financial Officer
       Eastern Bankshares, Inc.
       265 Franklin Street
       Boston, MA 02110

                                                        Re: Eastern Bankshares,
Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Form 10-Q for the
quarter ended September 30, 2023
                                                            Response dated
December 20, 2023
                                                            File No. 001-39610

       Dear James Fitzgerald:

              We have reviewed your December 20, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 11,
       2023 letter.

       Response Letter Dated December 20, 2023

       General

   1. We note your draft disclosure references management's belief that interest rate derivative financial instruments
provide significant protection against falling interest rates. In light of increases in
interest rates during the periods covered by your annual and quarterly reports, please revise
your draft risk management discussion to further clarify whether and how derivatives are
used to manage risk due to other interest rate environments, including any material
adjustments to the strategy due to recent increases in interest rates.
                                                        Additionally, please
clarify whether the simulation and EVE model outputs reflect such use of derivatives.

                                                        Please contact Sarmad
Makhdoom at 202-551-5776 or Michael Henderson at 202-551-
 James Fitzgerald
Eastern Bankshares, Inc.
January 5, 2024
Page 2

3364 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536
with any other questions.



                                                        Sincerely,
FirstName LastNameJames Fitzgerald
                                                        Division of Corporation
Finance
Comapany NameEastern Bankshares, Inc.
                                                        Office of Finance
January 5, 2024 Page 2
cc:       Michael K. Krebs
FirstName LastName